Exhibit 99.1

First Mining Announces New Board Director and Appointment of Vice President, Corporate Development

VANCOUVER, BC, Nov. 2, 2020 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the appointment of Ms. Leanne Hall to its Board of Directors (the "Board").

"We are delighted to have someone with Leanne's professional and board experience join First Mining as an independent director," stated Keith Neumeyer, chair of the Board. "Leanne's experience as CEO of Creative Fire and her previous role as National Leader of the Deloitte Indigenous practice, brings us significant experience in business leadership and the ability to build our relationships with stakeholders, Indigenous communities and government."

First Mining is also pleased to announce the appointment of Mr. Richard Huang as Vice President, Corporate Development. Dan Wilton, CEO of First Mining, stated, "We are excited to welcome Richard to the First Mining team. Richard brings over 10 years of experience in corporate finance, M&A and capital markets, which will help us with our continued focus on unlocking value from our non-core assets while continuing to execute our growth strategy."

Board Addition – Leanne Hall
Prior to joining Des Nedhe in 2019 and accepting the role of Chief Executive Officer of Creative Fire, Leanne was the National Leader of the Deloitte Indigenous practice, serving over 275 Indigenous communities across Canada. Her experience in business leadership and her ability to build relationships between corporate partners and Indigenous businesses were integral to growth for Deloitte and its clients. Leanne has served as a director for the Canadian Council for Aboriginal Business and is a member of the Board of Governors for Wilfrid Laurier University and is a WXN Top 100 Most Powerful Women in Canada Award Winner.

Corporate Development Addition – Richard Huang
Richard Huang has over 10 years of corporate finance, M&A and capital markets experience in the mining and resource sector, and has extensive experience providing strategic advice to large, mid and small cap mining clients on executing M&A and capital raising transactions. His previous experience includes mining sector coverage in the investment banking group at National Bank and equity capital markets group at Scotiabank. He has also held additional roles with other boutique Canadian and US based investment banks. Richard holds a Bachelor of Business Administration (Distinction) from the Schulich School of Business at York University in Toronto.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for the completion of a Pre-Feasibility Study for Springpole; (ii) timing for the submission of an Environmental Impact Statement for Springpole; (iii) the Company's focus on advancing its assets towards production; and (iv) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, Indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: Spiros Cacos | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 02-NOV-20